Exhibit 99.1

Silicon Motion Announces Results for the Period

Ended December 31, 2013

Fourth Quarter 2013

Financial Highlights

•	Net sales decreased 8% quarter-over-quarter to US$52.5 million from US$57.1 million in 3Q13

•	Gross margin (non-GAAP1) was unchanged at 48.8% as compared to 3Q13

•	Operating expenses (non-GAAP) decreased to US$13.8 million from US$14.9 million in 3Q13

•	Operating margin (non-GAAP) decreased to 22.5% from 22.7% in 3Q13

•	Diluted earnings per ADS (non-GAAP) decreased to US$0.30 from US$0.32 in 3Q13

Business Highlights

•	New LTE-Advanced transceiver undergoing final stage of testing and qualification at Samsung

•	Expect to begin sales of our new TLC eMMC 4.5 controller to a third NAND flash partner in the first quarter

•	Added 18 additional wins for our eMMC 4.5 controller including two Windows 8 tablets and upcoming global flagship Android devices

•	Commercial sampling of our eMMC 5.0 controller (2-3x better IOPS performance as compared to eMMC 4.5) and on-track to begin mass production in the first quarter

•	SM2246EN won key projects at major OEM for SATA 3 client SSDs being developed for several global PC vendors’ notebook PCs

Taipei, Taiwan, January 28, 2014 – Silicon Motion Technology Corporation (NasdaqGS: SIMO) (“Silicon Motion” or the “Company”) today announced its financial results for the quarter ended December 31, 2013. For the fourth quarter of 2013, net sales decreased 8% quarter-over-quarter to US$52.5 million from US$57.1 million in the third quarter of 2013. Net income (non-GAAP) of US$10.2 million or US$0.30 per diluted ADS in the fourth quarter of 2013 decreased slightly as compared to US$10.8 million or US$0.32 per diluted ADS in the third quarter of 2013.

[1]	Non-GAAP measures represent GAAP measures excluding the impact of stock-based compensation, acquisition-related charges, foreign exchange gain (loss), litigation expenses, gains from settlement of litigation, impairment of long-term assets, and other non-recurring items. For reconciliation of non-GAAP to GAAP results and further discussion, see accompanying financial tables and the note “Discussion of Non-GAAP Financial Measures” at the end of this press release.

GAAP net income for the fourth quarter of 2013 decreased quarter-over-quarter to US$5.4 million or US$0.16 per diluted ADS from a GAAP net income of US$9.6 million or US$0.29 per diluted ADS in the third quarter of 2013.

Fourth Quarter 2013 Financial Review

Commenting on the results of the fourth quarter, Silicon Motion’s President and CEO Wallace Kou said:

“In the fourth quarter, our revenue declined 8% as expected, with our controller sales declining a milder 3% and RF IC sales declining significantly faster due to the end-of-life of previous generation LTE transceivers and weak mobile TV SoC sales. Our SSD plus embedded sales declined due to seasonally weak eMMC controller sales. Our SSD plus embedded sales however increased about 70% year-over-year. We completed final stages of testing and qualifications at our third NAND flash partner and will begin eMMC sales to this customer in the first quarter. We have also made steady progress towards scaling our SATA 3 client SSD controller sales by securing a win at an important OEM that is developing SSDs with our controllers targeting global tier-one PC vendors. SSD plus embedded controllers became our largest product line earlier this year and accounted for roughly 50% of all our controller sales in the fourth quarter. We are excited about the progress we have been making in transitioning away from removable storage controllers for mature markets towards SSD plus embedded controllers for growth markets and look forward to updating you on our continuing progress and new design wins.

I am pleased to announce that the testing of our new LTE-Advanced transceiver paired with Samsung’s new LTE-Advanced baseband is nearing completion for our first flagship win at Samsung’s 2014 smartphone lineup.”

Sales

Net sales in the fourth quarter were US$52.5 million, a decrease of 8% compared with the third quarter. For the quarter, mobile storage products accounted for 89% of net sales and mobile communications 7% of net sales.

Net sales of our mobile storage products, which primarily include flash memory card, USB flash drive, SSD and embedded flash controllers, decreased 3% sequentially in the fourth quarter to US$46.9 million.

Net sales of mobile communications products, which primarily include handset transceivers and mobile TV IC solutions, decreased 41% from the third quarter to US$3.8 million in the fourth quarter.

Gross and Operating Margins

Gross margin (non-GAAP) was unchanged at 48.8% in the fourth quarter as compared to the third quarter. GAAP gross margin decreased slightly to 48.5% in the fourth quarter from 48.7% in the third quarter.

Operating expenses (non-GAAP) in the fourth quarter were US$13.8 million, a decrease from the US$14.9 million expended in the third quarter. Operating margin (non-GAAP) was 22.5%, a decrease from 22.7% in the previous quarter. GAAP operating margin was 13.2% for the fourth quarter, a decrease from 20.0% in the third quarter.

Other Income and Expenses

Net total other income (non-GAAP) was US$0.5 million, a slight increase from the US$0.4 million in third quarter. GAAP net total other income was US$0.6 million, a slight decrease from the US$0.7 million in the third quarter.

Earnings

Net income (non-GAAP) was US$10.2 million for the fourth quarter, a slight decrease from US$10.8 million in the third quarter. Diluted earnings per ADS (non-GAAP) were US$0.30 in the fourth quarter, a slight decrease from US$0.32 per ADS in the third quarter.

GAAP net income was US$5.4 million for the fourth quarter, a decrease from a net income of US$9.6 million in the third quarter. Diluted GAAP earnings per ADS in the fourth quarter were US$0.16, a decrease from US$0.29 per ADS in the previous quarter.

Balance Sheet

Cash and cash equivalents, and short-term investments of US$162.5 million at the end of the fourth quarter was a decrease from US$163.4 million at the end of the third quarter.

Cash Flow

Our cash flows were as follows:

3 months ended December 31, 2013

(In US$ millions)
Net income	5.4
Depreciation & amortization	1.8
Stock-based compensation	4.9
Changes in operating assets and liabilities	(2.7)
Others	(0.2)

Net cash provided by (used in) operating activities	9.2

Acquisition of property and equipment	(3.1)
Others	(0.1)

Net cash provided by (used in) investing activities	(3.2)

Dividend	(4.9)
Others	—

Net cash provided by (used in) financing activities	(4.9)

Effects of changes in foreign currency exchange rates on cash	0.2

Net increase (decrease) in cash and cash equivalents	1.3

During the fourth quarter, we had US$3.1 million of capital expenditures primarily relating to the purchase of testing equipment, software and design tools.

Share Repurchase Program

In January 2013, the Company announced a US$40 million share repurchase program. We did not repurchase any shares in the fourth quarter. For 2013, we repurchased 0.9 million ADSs for a total cost of US$10.0 million at a weighted average price per ADS of US$11.24.

Business Outlook:

Silicon Motion’s President and CEO, Wallace Kou, added:

“2013 was a transitional year. In 2014, with our SSD plus embedded products now our largest product line and targeting growth markets, we believe that we are well positioned for renewed growth. We currently anticipate, however, that revenues in the first quarter will decline due primarily to seasonal weak card and USB flash drive sales. Sales will recover as the year progresses when new eMMC programs ramp, eMMC sales to our third flash partner scale, and our SATA 3 SSD controllers enter the global PC OEM food chain. We expect to successfully complete testing of our new LTE-Advanced transceiver with Samsung and begin shipments for their new flagship smartphone in the second quarter.”

For the first quarter of 2014, management expects:

•	Revenue to be down 0% to 10% sequentially

•	Gross margin (non-GAAP) to be in the 48% to 50% range

•	Operating expenses (non-GAAP) of approximately US$16 to US$18 million

For the full year 2014, management expects:

•	Revenue to increase 5% to 15% as compared to full-year 2013

•	Gross margin (non-GAAP) to be in the 48% to 50% range

•	Operating expenses (non-GAAP) of approximately US$70 to US$75 million

Conference Call & Webcast:

The Company’s management team will conduct a conference call at 8:00 am Eastern Time on January 28, 2014.

(Speakers)

Wallace Kou, President & CEO

Riyadh Lai, CFO

Jason Tsai, Director of Investor Relations and Strategy

CONFERENCE CALL ACCESS NUMBERS:

USA (Toll Free): 1 866 519 4004

USA (Toll): 1 718 354 1231

Taiwan (Toll Free): 0080 112 6920

Participant Passcode: 3024 8783

REPLAY NUMBERS (for 7 days):

USA (Toll Free):1 855 452 5696

USA (Toll): 1 646 254 3697

Participant Passcode: 3024 8783

A webcast of the call will be available on the Company’s website at www.siliconmotion.com.

Discussion of Non-GAAP Financial Measures

To supplement the Company’s unaudited selected financial results calculated in accordance with U.S. Generally Accepted Accounting Principles (“GAAP”), the Company discloses certain non-GAAP financial measures that exclude stock-based compensation, acquisition-related charges and other items, including non-GAAP cost of sales, non-GAAP gross profit, non-GAAP selling, general, and administrative expenses, non-GAAP operating income, non-GAAP net income, and non-GAAP earnings per diluted ADS. These non-GAAP measures are not in accordance with or an alternative to GAAP, and may be different from non-GAAP measures used by other companies. We believe that these non-GAAP measures have limitations in that they do not reflect all the amounts associated with the Company’s results of operations as determined in accordance with GAAP and that these measures should only be used to evaluate the Company’s results of operations in conjunction with the corresponding GAAP measures. The presentation of this additional information is not meant to be considered in isolation or as a substitute for the most directly comparable GAAP measure. We compensate for the limitations of our non-GAAP financial measures by relying upon GAAP results to gain a complete picture of our performance.

Our non-GAAP financial measures are provided to enhance the user’s overall understanding of our current financial performance and our prospects for the future. Specifically, we believe the non-GAAP results provide useful information to both management and investors as these non-GAAP results exclude certain expenses, gains and losses that we believe are not indicative of our core operating results and because it is consistent with the financial models and estimates published by many analysts who follow the Company. We use non-GAAP measures to evaluate the operating performance of our business, for comparison with our forecasts, and for benchmarking our performance externally against our competitors. Also, when evaluating potential acquisitions, we exclude the items described below from our consideration of the target’s performance and valuation. Since we find these measures to be useful, we believe that our investors benefit from seeing the results from management’s perspective in addition to seeing our GAAP results. We believe that these non-GAAP measures, when read in conjunction with the Company’s GAAP financials, provide useful information to investors by offering:

•	the ability to make more meaningful period-to-period comparisons of the Company’s on-going operating results;

•	the ability to better identify trends in the Company’s underlying business and perform related trend analysis;

•	a better understanding of how management plans and measures the Company’s underlying business; and

•	an easier way to compare the Company’s operating results against analyst financial models and operating results of our competitors that supplement their GAAP results with non-GAAP financial measures.

The following are explanations of each of the adjustments that we incorporate into our non-GAAP measures, as well as the reasons for excluding each of these individual items in our reconciliation of these non-GAAP financial measures:

Stock-based compensation expense consists of non-cash charges related to the fair value of stock options and restricted stock units awarded to employees. The Company believes that the exclusion of these non-cash charges provides for more accurate comparisons of our operating results to our peer companies due to the varying available valuation methodologies, subjective assumptions and the variety of award types. In addition, the Company believes it is useful to investors to understand the specific impact of share-based compensation on its operating results.

Foreign exchange gains and losses consist of translation gains and/or losses of non-US$ denominated current assets and current liabilities, as well as certain other balance sheet items which result from the appreciation or depreciation of non-US$ currencies against the US$. We do not use financial instruments to manage the impact on our operations from changes in foreign exchange rates, and because our operations are subject to fluctuations in foreign exchange rates, we therefore exclude foreign exchange gains and losses when presenting non-GAAP financial measures.

Other non-recurring items:

•	Litigation expenses consist of legal expenses relating to intellectual property disputes, commercial claims and other types of litigation. While litigation may arise in the ordinary course of our business, we nevertheless consider litigation to be an unusual, non-recurring and unplanned activity and therefore exclude this charge when presenting non-GAAP financial measures.

•	Vendor dispute charges relate to the write down of certain unsalable inventory due to defects in the components provided by our vendor. These parts were supplied to us at a quality below levels previously specified and agreed. All parts known to be defective have been identified and are within our control. We have resolved this matter with our vendor and recovered in 1Q 2013 the full value of the inventory being written off. This charge (as well as the amount recovered) has been excluded from our non-GAAP results as we believe this is an unusual, non-recurring and unplanned activity.

Silicon Motion Technology Corporation

Consolidated Statements of Income

(in thousands, except percentages and per ADS data, unaudited)

	For the Three Months Ended
	Dec. 31, 2012 (US$)	Sep. 30, 2013 (US$)	Dec. 31, 2013 (US$)
Net Sales	70,605	57,132	52,489
Cost of sales	40,251	29,312	27,045

Gross profit	30,354	27,820	25,444
Operating expenses
Research & development	14,296	10,469	12,339
Sales & marketing	3,799	3,274	3,578
General & administrative	2,968	2,656	2,592

Operating income	9,291	11,421	6,935
Non-operating income (expense)
Gain on sale of investments	—	3	1
Interest income, net	400	415	483
Foreign exchange gain (loss), net	(49)	306	73
Others, net	(118)	10	7

Subtotal	233	734	564

Income before income tax	9,524	12,155	7,499
Income tax expense (benefit)	1,595	2,576	2,083

Net income	7,929	9,579	5,416

Basic earnings per ADS	$0.24	$0.29	$0.16
Diluted earnings per ADS	$0.23	$0.29	$0.16
Margin Analysis:
Gross margin	43.0%	48.7%	48.5%
Operating margin	13.2%	20.0%	13.2%
Net margin	11.2%	16.8%	10.3%
Additional Data:
Weighted avg. ADS equivalents[2]	32,468	32,879	32,899
Diluted ADS equivalents	33,820	33,318	33,670

[2]	Assumes all outstanding ordinary shares are represented by ADSs. Each ADS represents four ordinary shares.

Silicon Motion Technology Corporation

Reconciliation of GAAP to Non-GAAP Operating Results

(in thousands, except percentages and per ADS data, unaudited)

	For the Three Months Ended
	Dec. 31, 2012 (US$)	Sep. 30, 2013 (US$)	Dec. 31, 2013 (US$)
GAAP net income	7,929	9,579	5,416
Stock-based compensation:
Cost of sales	107	38	160
Research and development	2,030	853	3,152
Sales and marketing	688	402	891
General and administrative	532	203	656

Total stock-based compensation	3,357	1,496	4,859

Non-recurring items:
Vendor dispute	1,057	—	—
Litigation expenses	31	63	(5)
Foreign exchange loss (gain), net	49	(306)	(73)

Non-GAAP net income	12,423	10,832	10,197

Shares used in computing non-GAAP diluted earnings per ADS	34,518	33,637	34,065
Non-GAAP diluted earnings per ADS	$0.36	$0.32	$0.30
Non-GAAP gross margin	44.6%	48.8%	48.8%
Non-GAAP operating margin	19.5%	22.7%	22.5%

Silicon Motion Technology Corporation

Consolidated Statements of Income

(in thousands, except percentages, and per ADS data, unaudited)

	For the Year Ended
	Dec. 31, 2012 (US$)	Dec. 31, 2013 (US$)
Net Sales	281,371	225,308
Cost of sales	149,650	118,698

Gross profit	131,721	106,610
Operating expenses
Research & development	50,975	46,460
Sales & marketing	15,919	13,597
General & administrative	12,157	11,250

Operating income	52,670	35,303
Non-operating income (expense)
Gain on sale of investments	2	4
Interest income, net	1,372	1,735
Foreign exchange gain (loss), net	390	(25)
Others, net	(100)	131

Subtotal	1,664	1,845

Income before income tax	54,334	37,148
Income tax expense	7,117	9,772

Net income	47,217	27,376

Basic earnings per ADS	$1.46	$0.83

Diluted earnings per ADS	$1.40	$0.81

Margin Analysis:
Gross margin	46.8%	47.3%
Operating margin	18.7%	15.7%
Weighted average ADS:
Basic	32,315	33,065
Diluted	33,626	33,642

Silicon Motion Technology Corporation

Reconciliation of GAAP to Non-GAAP Operating Results

(in thousands, except percentages and per ADS data, unaudited)

	For the Year Ended
	Dec. 31, 2012 (US$)	Dec. 31, 2013 (US$)
GAAP net income	47,217	27,376
Stock-based compensation:
Cost of sales	375	308
Research and development	7,055	6,351
Sales and marketing	2,494	2,197
General and administrative	1,878	1,406

Total stock-based compensation	11,802	10,262

Acquisition related charges:
Amortization of intangible assets	—	—
Non-recurring items:
Vendor dispute	1,057	(1,717)
Litigation expenses	31	249
Foreign exchange loss (gain), net	(390)	25

Non-GAAP net income	59,717	36,195

Shares used in computing non-GAAP diluted earnings per ADS	34,459	34,042
Non-GAAP diluted earnings per ADS	$1.73	$1.06
Non-GAAP gross margin	47.3%	46.7%
Non-GAAP operating margin	23.3%	19.6%

Silicon Motion Technology Corporation

Consolidated Balance Sheet

(In thousands, unaudited)

	Dec. 31, 2012 (US$)	Sep. 30, 2013 (US$)	Dec. 31, 2013 (US$)
Cash and cash equivalents	154,734	160,430	161,720
Short-term investments	14,882	2,946	742
Accounts receivable (net)	35,983	30,444	30,963
Inventories	32,143	28,816	33,666
Refundable deposits - current	15,283	15,280	15,299
Deferred income tax assets (net)	2,369	1,111	1,278
Prepaid expenses and other current assets	3,018	4,696	2,870

Total current assets	258,412	243,723	246,538
Long-term investments	178	133	133
Property and equipment (net)	23,386	28,780	30,195
Goodwill and intangible assets (net)	35,472	35,471	35,474
Other assets	4,298	4,327	4,423

Total assets	321,746	312,434	316,763

Accounts payable	26,642	13,533	14,661
Income tax payable	4,668	7,309	8,189
Accrued expenses and other current liabilities	25,087	22,676	17,826

Total current liabilities	56,397	43,518	40,676
Other liabilities	3,083	3,921	5,390

Total liabilities	59,480	47,439	46,066
Shareholders’ equity	262,266	264,995	270,697

Total liabilities & shareholders’ equity	321,746	312,434	316,763

About Silicon Motion:

We are a fabless semiconductor company that designs, develops and markets high performance, low-power semiconductor solutions to OEMs and other customers in the mobile storage and mobile communications markets. For the mobile storage market, our key products are microcontrollers used in solid state storage devices such as SSDs, eMMCs and other embedded flash applications, as well as removable storage products. For the mobile communications market, our key products are handset transceivers and mobile TV IC solutions. Our products are widely used in smartphones, tablets, and industrial and commercial applications. For further information on Silicon Motion, visit www.siliconmotion.com.

Forward-Looking Statements:

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including without limitation, statements about Silicon Motion’s expected first quarter 2014 and 2014 revenue, gross margin and operating expenses, all of which reflect management’s estimates based on information available at this time of this press release. While Silicon Motion believes these estimates to be meaningful, these amounts could differ materially from actual reported amounts for the fourth quarter 2013. Forward-looking statements also include, without limitation, statements regarding trends in the multimedia consumer electronics market and our future results of operations, financial condition and business prospects. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “continue,” or the negative of these terms or other comparable terminology. Although such statements are based on our own information and information from other sources we believe to be reliable, you should not place undue reliance on them. These statements involve risks and uncertainties, and actual market trends or our actual results of operations, financial condition or business prospects may differ materially from those expressed or implied in these forward looking statements for a variety of reasons. Potential risks and uncertainties include, but are not limited to the unpredictable volume and timing of customer orders, which are not fixed by contract but vary on a purchase order basis; the loss of one or more key customers or the significant reduction, postponement, rescheduling or cancellation of orders from these customers; general economic conditions or conditions in the semiconductor or consumer electronics markets; decreases in the overall average selling prices of our products; changes in the relative sales mix of our products; the payment, or non-payment, of cash dividends in the future at the discretion of our board of directors; the effect, if any, on the price of our ADS as a result of the implementation of the announced share repurchase program; changes in our cost of finished goods; the availability, pricing, and timeliness of delivery of other components and raw materials used in our customers’ products; our customers’ sales outlook, purchasing patterns, and inventory adjustments based on consumer demands and general economic conditions, its customers and consumers; our ability to successfully develop, introduce, and sell new or enhanced products in a timely manner; and the timing of new product announcements or introductions by us or by our competitors. For additional discussion of these risks and uncertainties and other factors, please see the documents we file from time to time with the Securities and Exchange Commission, including our Annual Report on Form 20-F filed on April 30, 2013, as amended on May 29, 2013. We assume no obligation to update any forward-looking statements, which apply only as of the date of this press release.

Investor Contact:	Investor Contact:
Jason Tsai	Selina Hsieh
Director of IR and Strategy	Investor Relations
Tel: +1 408 519 7259	Tel: +886 3 552 6888 x2311
Fax: +1 408 519 7101	Fax: +886 3 560 0336
E-mail: jtsai@siliconmotion.com	E-mail: ir@siliconmotion.com

Media Contact:

Sara Hsu

Project Manager

Tel: +886 2 2219 6688 x3509

Fax: +886 2 2219 6868

E-mail: sara.hsu@siliconmotion.com